UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SEC FILE NUMBER
000-50494
FORM 12b-25
CUSIP NUMBER
NOTIFICATION OF LATE FILING	917296204

(Check One):	☒Form 10-K ☐Form 20-F ☐Form 11-K ☐Form 10-Q ☐Form 10-D ☐Form N-SAR ☐Form N-CSR

For Period Ended:     December 31, 2017

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (or back page) before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

usell.com, Inc.

Full Name of Registrant

Former Name if Applicable

171 Madison Avenue, 17th Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10016

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s auditors require additional time in order to complete their audit of the Company.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael D. Harris	(561)	471-3507
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our net loss during the year ended December 31, 2017 of $12,301,000 included a goodwill impairment of $8,449,000. Other non-cash charges in 2017 were $3,042,000 including $1,436,000 of depreciation and amortization and $1,102,000 of amortization of debt issue costs related to our January 2017 Note Purchase Agreement.

Our net loss during the year ended December 31, 2016 was $3,712,000 including $1,912,000 of depreciation and amortization and $479,000 of amortization of debt issue costs related to a prior loan agreement.

usell.com, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2018	By:	/s/ Nikhil Raman
	Name:	Nikhil Raman
	Title:	Chief Executive Officer

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